SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                          EFFICIENCY LODGE, INC.
                             (Name of Issuer)


                  COMMON STOCK, PAR VALUE $.10 PER SHARE
                      (Title of Class of Securities)

                                 842155103
                              --------------
                              (CUSIP Number)

                              Roy E. Barnes
                           5342 Old Floyd Road
                               P.O. Box 635
                           Mableton, GA  30059
                              (770) 819-0039
         --------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             December 31, 1996
         -------------------------------------------------------
         (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box.     /  /

                               SCHEDULE 13D
CUSIP NO.  842155103
           ---------

1    NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON
          Roy E. Barnes

_________________________________________________________________

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /

                                                        (b) /x/
     _________________________________________________________________


3.   SEC USE ONLY

______________________________________________________________________

4.   SOURCE OF FUNDS*
     00

_________________________________________________________________________

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             /  /

______________________________________________________________________

6.   CITIZENSHIP
          United States of America

______________________________________________________________________


NUMBER OF                     7.   SOLE VOTING POWER
SHARES                        496,195 Shares (48.3%)
BENEFICIALLY
OWNED BY                      __________________________________
EACH
REPORTING                     8.  SHARED VOTING POWER       0
PERSON WITH
                              __________________________________

                              9.   SOLE DISPOSITIVE POWER
                                   496,195 Shares (48.3%)
                              __________________________________

                              10.  SHARED DISPOSITIVE POWER 0

     ____________________________________________________________________

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     496,195 shares

     ____________________________________________________________

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES                                   /  /
     ____________________________________________________________

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     48.3%
     ____________________________________________________________

14.  TYPE OF REPORTING PERSON
     IN
     ____________________________________________________________

Item 1.   SECURITY AND ISSUER.

        This statement (this "Statement") relates to the Common Stock par value $.10 per share (the "Securities") of Efficiency Lodge, Inc. (the "Issuer"), with principal executive offices located at 5342 Old Floyd Road, P.O. Box 635, Mableton, Georgia 30059.

Item 2.   IDENTIFY AND BACKGROUND.

        (a) Name:  Roy E. Barnes

        (b) Business address:      5342 Old Floyd Road
                                   P.O. Box 635
                                   Mableton, Georgia 30059

        (c) Present occupation or employment and business address:

                         Attorney
                         Barnes, Browning, Tanksley & Casurella.
                         Suite 225
                         166 Anderson Street
                         Marietta, GA  30060


        (d) Criminal proceedings:  none.

        (e) Securities related civil proceedings:  none.

        (f) Citizenship:  United States of America


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The Securities were acquired pursuant to a merger of Efficiency Lodge, Inc. ("ELI") with and into the Issuer (the "Merger"). The Issuer's name was Southern Acceptance Corporation prior to the Merger, and the name was changed in the Merger. In the Merger, the reporting person received 496,195 shares (the "Acquired Shares") of the Issuer, the surviving corporation, in exchange for all of his capital stock of ELI.


Item 4.   PURPOSE OF THE TRANSACTION.

        The acquisition of the Acquired Shares was pursuant to the Merger whereby ELI merged with and into the Issuer. This Merger allowed the Issuer to diversify its business. The Merger provided ELI with the benefits of being a public company.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

        (a) The 496,195 Acquired Shares represent 48.3% of the currently outstanding Securities of the Issuer and are all of the shares owned by the Reporting Person.

        (b) The Reporting Person has sole power to vote and dispose of the Acquired Shares.

        (c) No transactions have been effectuated during the past 60 days by the Reporting Person involving the Securities. The Merger was effective December 31, 1996.

        (d)  None.

        (e)  Not Applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        An amount of Securities equal in number and percentage ownership to the Acquired Shares is owned beneficially by the Reporting Person's brother, W. Ray Barnes. The Reporting Person disclaims membership in a group with his brother.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1: Agreement and Plan of Merger by and between Southern Acceptance Corporation and ELI dated January 22, 1996, as amended on June 11, 1996 and September 6, 1996.



Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 11, 1997



/s/ Roy E. Barnes
Roy E. Barnes